Exhibit 11

            INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

                  Schedule of Computation of Earnings per Share
                                    (unaudited)

                     (in thousands, except per share amounts)




                                                    THREE MONTHS ENDED
                                                    May 31,     May 31,
                                                      1995        1994

Average shares of common
  stock outstanding                                 17,956      18,107
Common stock equivalents                                75          11
Total common stock and
  equivalents assuming
  full dilution                                     18,031      18,118

Net earnings                                        $4,564      $3,037

Less dividends on redeemable
  preferred stock                                      (42)        (42)

Net earnings applicable to
  common stock                                      $4,522      $2,995

Earnings per share of
  common stock:
    Primary                                         $  .25      $  .17
    Fully diluted                                   $  .25      $  .17

Primary earnings per share has been computed by dividing net earnings, after deduction of preferred stock dividends, by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.